

Mail Stop 4561

October 21, 2008

Via U.S. mail and facsimile
Michael C. Wu
General Counsel
Rosetta Stone Inc.
1101 Wilson Blvd., Suite 1130
Arlington, Virginia 22209

> **Re: Rosetta Stone Inc.**
> **Form S-1**
> **Filed September 23, 2008**
> **File No. 333-153632**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have omitted certain information from the prospectus. While we will process amendments that lack information regarding the price range, we note that a price range and all price-dependant information will need to be included in the filed prospectus that you distribute prior to the desired effective date. Please insure that information you omit is within the scope of Rule 430A.

Once you provide omitted information, we will need time to review that disclosure Similarly, please anticipate that we will need time to review all omitted exhibits, including the amended and restated certificate of incorporation and by-laws, executive employment agreement with Mr. Adams and legal opinion.

2. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

3. Please provide us with the relevant portions of each of the reports by Global Market Insite Inc., The Nielsen Company, Euromonitor International Inc. and Global Industry Analysts, Inc. that you discuss in the prospectus. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

Prospectus Summary

Rosetta Stone Inc.

Rosetta Stone Solution, page 3

4. We note your reference to software related awards from The O List in the June 2007 issue of *O, the Oprah Magazine*, *MacUser Magazine*, McGraw-Hill and *PC Magazine*. Please add a brief explanation that describes each award and the basis upon which it is made.

Risk Factors, page 11

General

5. Limit your risk factor discussion to those risk factors that make this offering speculative or risky, eliminating risks that could apply to any issue or offering. Explain how the risk specifically affects you or the securities being offered. We note, for example, that the following risk factors appear to apply to any company similar to you: "If we fail to comply with any of a wide variety of government regulations…," on page 21; "We may engage in future acquisitions…," on page 23; "We may experience a decline in revenue or profitability…," page 25; "The price of our common stock may be volatile," page 30; and "We do not anticipate paying any cash dividends…," on page 31.

6. Ensure that you have provided quantitative and factual context for the risk factors that you do discuss. As examples only, in the risk factor entitled "Product Returns Could Exceed our Estimates…,"on page 15 you discuss the risk of product returns, but give no information concerning the extent to which this has had an effect on your historical operations. Similarly in the risk factor entitled "We are Exposed to Risks Associated with Credit Card and Payment Fraud…," on page 20 quantify the

losses you have suffered, and in the risk factor entitled "Our Sales to U.S. Government Agencies and Armed Forces…," on page 22 provide the percentage of your revenues from the U.S government and armed forces.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 48

7.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

8.   Please revise to disclose the following information related to issuances of equity instruments:

   - Please revise to disclose, in greater detail, the significant factors considered and assumptions made in determining the fair value of the underlying common stock. Your disclosures should describe and quantify each of the significant assumptions for each of the valuation periods and describe the basis for those determinations. Your disclosures should address how the market and income approaches were weighted at each valuation date and explain the basis for that weighting. You should also describe, in greater detail, how you allocated the enterprise value between your preferred and common stock; and

   - Discuss, in greater detail, each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as the weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

   In order to ensure that your disclosures allow readers to fully understand your valuation methods, substantially increase the amount of quantitative information throughout your presentation.

9.   Your disclosures indicate that you interpolated the fair values between valuation dates. Please tell us how you interpolated these amounts.

10. Your disclosure on page 97 indicates that the exercise price of stock options was based on third-party valuation reports. Please tell us the nature and extent of the valuation expert's involvement in your decision-making process. Also, please clarify whether the third-party valuation reports were used to determine the exercise price of the option or the fair value of the common stuck underlying the option.

11. Tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

Internal Control Over Financial Reporting, page 52

12. Please expand your discussion to explain why the material weaknesses and significant deficiencies persisted through 2007, and state whether they continued through the second quarter of 2008. State whether you took any actions after December 2007 to address the concerns.

Results of Operations, page 54

General

13. Revise your disclosures throughout MD&A to provide a discussion of the provision for income taxes.

Comparison of the Six Months Ended June 30, 2008 and the Six Months Ended June 30, 2007

Revenue, page 56

14. Please expand your discussion to include more quantitative disclosure of the reasons for the material changes in revenue. You should revise to disclose the dollar amount of the increase in revenue attributed to the increase in unit sales and the increase in average selling price. Also, tell us how you considered disclosing the actual number of units sold and the average selling price in the period compared to the corresponding prior period. Refer to Item 303(A)(3)(i) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please revise your revenue disclosures throughout MD&A.

15. We note that your current discussion addresses the changes in revenue by sales channel. This discussion should also enable the reader to understand the changes in product and subscription and service revenues recognized. State the dollar amount of the revenue fluctuations attributable to the introduction of new products during the period. Finally, discuss the impact on revenues occurring from the introduction of new products that initially are compatible with a limited number of operating systems. Revise your revenue disclosures throughout MD&A accordingly.

General and Administrative Expenses, page 58

16. Your discussion of the changes in general and administrative expenses addresses the increase in personnel related costs that were almost entirely offset by the decrease in professional service expenses. Please expand your disclosures to address the other factors contributing to the overall increase in 2008.

Comparison of the Period from January 4, 2006 through December 31, 2006 and the Year Ended December 31, 2005

General, page 61

17. We note that your discussion of the results of operations includes only the results of the Successor for the period January 4, 2006 to December 31, 2006. Tell us why you have not included a discussion of the results of the Predecessor for the period January 1, 2006 to January 4, 2006. In this regard, we note that there were significant costs incurred during this short period. Please note that your filing should include a discussion of the historical financial statements required by Item 303 of Regulation S-K. This "period" may be included within the discussions for the 2006 and 2005 comparison.

Liquidity and Capital Resources, page 67

18. Clarify your disclosure to indicate that your credit agreement with Madison Capital provides for both a term loan and a revolving loan, and that the terms of the credit agreement will survive your repayment of the term loan. State the circumstances in which you intend to, or would expect to, borrow under the revolver.

Cash Flow Analysis, page 67

19. We note that you provide no substantive discussion of cash flows from operating activities. In this regard, we note that there were material changes in working capital, but you have not disclosed why these changes occurred and how they impacted operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of

the underlying reasons for changes in working capital items that affect operating cash flows. See Section IV.B.1 of SEC Release 33-8350. Please revise your disclosures accordingly.

Business

Intellectual Property, page 86

20. We note that you have a license agreement with the University of Colorado to use speech recognition technology for language learning solutions. Please provide us with your analysis as to why this agreement need not be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, which requires the filing of contracts on which a business is substantially dependent.

Properties, page 87

21. Please provide us your analysis as to why the lease for your warehouse facility need not be filed as an exhibit pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Executive Compensation

Determining the Amount of Each Element of Compensation

Overview, page 95

22.   Please clarify how you determine that your compensation program is competitive with those of other companies with which you may compete. We note that the compensation committee relies on third-party compensation studies. Tell us how you obtained these studies, and clarify whether the information or the third parties was prepared for or at the request of your company. Explain in further detail the nature of the guidance the information of the third party provided to you in the formulation of your compensation program.

Variable Pay, page 95

23. We note that the compensation committee has the authority to modify a bonus structure during the year if it deems it appropriate. Discuss the circumstances that would result in the use of this discretion and whether such discretion has been previously exercised.

24. Based upon your disclosure, it appears that the individual performance objectives for each NEO are material to an understanding of your executive compensation program. Please advise.

25. We note that the financial targets were not met and no bonuses were paid, but that the non-financial targets and individual targets were met and bonuses were paid accordingly. Please provide an analysis of how you arrived at, and why you paid, or did not pay, each particular level of compensation for each NEO for fiscal year 2007.

26. We note that Mr. Helman received a $10,000 discretionary performance bonus. Explain the reasons for the award and how the amount of the award was determined. Generally discuss the circumstances that would result in the use of this discretion to award performance bonuses.

Allocation of Equity Compensation Awards, page 96

27. We note that you awarded two of your NEOs stock options in 2007 and that in awarding stock options the committee considers several factors. For each NEO, please provide an analysis of how you arrived at, and why you awarded, or did not award, stock options for fiscal year 2007. Additionally, we note your statement on page 101 that you plan to award shares of common stock to your NEOs in 2008 and that this award is "consistent with the goals and policies of our compensation committee…." Specify the award to each NEO, explain the business purpose of the awards and how they are consistent with such goals and policies.

Employment Arrangements with Tom P. H. Adams, page 101

28. Please expand the description of Mr. Adam's employment agreement to provide a concise discussions of terminations "without cause" and "for good reason," as used in that agreement. Provide similar information regarding termination "without cause" and "for good reason" as used in the severance agreements for your named executive officers other than Mr. Adams. The response to this comment should be concise and provide an over-view of the purpose and effect of these terms. Please refrain from inserting lengthy text from the underlying agreements.

Payments Upon Termination or Upon Change in Control, page 101

29. Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the severance agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. File each severance agreement as an exhibit.

Related Party Transactions

Formation, page 108

30. Provide us your analysis as to why the documents related to the purchase of your securities by ABS Capital Partners and Norwest need not be filed as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Acquisition of Fairfield & Sons, Ltd., page 108

31. Please provide us your analysis as to why the plan of acquisition related to the Fairfield transaction need not be filed as exhibits pursuant to Item 601(b)(2) of Regulation S-K. It appears that document relates to a material plan of acquisition that is described in the prospectus.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-4

32. Revise to disclose pro forma earnings per share information for the latest year and interim period giving effect to the conversion of the preferred stock into common stock.

33. We note that the Predecessor's tax status was an S Corporation and the Successor's tax status is a C Corporation. Please tell us how considered presenting pro forma tax and EPS data for the Predecessor periods as if the Predecessor was a C Corporation.

Consolidated Statements of Cash Flows, page F-6

34. Please explain your basis for classifying the proceeds from and repayments of employee and shareholder loans as an investing activity. In this regard, we note that loans made to the Company by its employees or shareholders would be a financing activity. See paragraphs 18 to 20 of SFAS 95.

Note 4. Acquisitions, page F-20

35. Your disclosures indicate that the fair value of the stock issued in the acquisition was based on the fair value of the preferred shares purchased by investors in the formation of Rosetta Stone Inc. Please describe for us, in greater detail, how you determined the fair value of the common and preferred stock issued. As part of your response, please explain how you concluded that the fair value of preferred shares issued was an appropriate method of estimating the fair value of your common

stock. In this regard, please explain how you considered any additional rights that preferred stockholders have that common stockholders do not.

Note 7. Intangible Assets, page F-23

36. Tell us why you believe that the trade name and trademark acquired in connection with the Rosetta Stone Ltd acquisition should be deemed intangible assets with indefinite useful lives. Tell us why you believe that no legal, regulatory, contractual, competitive, economic, or other factors could limit the useful life of these intangible assets. Please refer to paragraph 11 of SFAS 142 in your response.

Note 8. Other Current Liabilities, page F-24

37. Revise to separately disclose any item in excess of 5% of total current liabilities. See Rule 5-02.20 of Regulation S-X.

Note 10. Stock-Based Compensation, page F-27

38. Please consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

   - For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

   - Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

Note 11. Common Stock, page F-30

39. Please reconcile the disclosures here and on page 108. Of the common stock issued on January 6, 2006, please tell us whether any of these sales were cash transactions to a willing unrelated party. Also, please revise your disclosures on page 108 to disclose the class of common stock that was issued to the related parties.

Note 12. Convertible Preferred Stock, page F-31

Conversion, page F-33

40. Your disclosures indicate that at the consummation of a qualified underwritten public offering, each share of preferred stock will convert into shares of Class B

convertible common stock. However, we note that the pro forma balance sheet on page F-3 reflects the conversion of the preferred shares into non-designated common stock. Please clarify and revise your disclosures accordingly.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Marc Thomas at (202) 551-3452 or, in his absence, Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, me at 202-551-3462 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark P Shuman
Branch Chief

cc: Brian P. Penske, Esq. (by facsimile, 713-651-5246)